PE 12/23/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





January 27, 2015

A. J. Kess
Simpson Thacher & Bartlett LLP
akess@stblaw.com

Re: L-3 Communications Holdings, Inc.
Incoming letter dated December 23, 2014

Dear Mr. Kess:

This is in response to your letters dated December 23, 2014, January 12, 2015 and January 15, 2015 concerning the shareholder proposal submitted to L-3 by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated L-3's intention to exclude the proposal from L-3's proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated January 8, 2015 and January 13, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether L-3 may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2711

E-MAIL ADDRESS
akess@stblaw.com

BY E-MAIL

January 15, 2015

Re: L-3 Communications Holdings, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8
Proposal of John Chevedden

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

By letters dated December 23, 2014 (the "No-Action Request") and January 12, 2015 (the "January 12 Letter"), we requested confirmation on behalf of L-3 Communications Holdings, Inc. ("L-3" or the "Company") that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended, L-3 omitted a shareholder proposal and supporting statement (collectively, the "Proposal") that it received from Mr. John Chevedden (the "Proponent") from inclusion in the proxy materials to be distributed by L-3 in connection with its 2015 Annual Meeting of Shareholders (the "Proxy Materials"). By letters dated January 8, 2015 (the "January 8 Letter") and January 13, 2015 (the "January 13 Letter"), the Proponent requested that the Staff deny L-3's request to omit the Proposal from the Proxy Materials.

We responded to the Proponent's January 8 Letter on January 12, 2015. The current letter responds to the January 13 Letter (attached hereto as Exhibit A) and supplements, and should be read in conjunction with, the No-Action Request and the January 12 Letter. In accordance with Rule 14a-8(j), a copy of this letter is also being sent simultaneously to the Proponent by e-mail.

The SEC has previously considered and rejected the point raised in the second paragraph of the Proponent's January 13 Letter. *See, e.g., Cummins Inc.* (Jan. 24, 2012); *Hospira, Inc.* (Jan. 20, 2012); *eBay Inc.* (Jan. 13, 2012); and *Praxair, Inc.* (Jan. 11, 2012).

For the reasons set forth in the initial No-Action Request and in the January 12 Letter, we again respectfully request that the Staff not recommend any enforcement action if L-3 excludes the Proposal from the Proxy Materials. If the Staff disagrees with L-3's conclusion regarding omission of the Proposal, we again request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact the undersigned at the telephone number or e-mail address appearing on the first page of this letter.

Very truly yours,



A. J. Kess

Enclosures

cc: John Chevedden
Allen E. Danzig, Esq., L-3 Communications Holdings, Inc.

Exhibit A

Letter Received from the Proponent, dated January 13, 2015

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
L-3 Communications Holdings, Inc. (LLL)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

The company proposal, which will not come before the board until sometime in February, is a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered a 2015 special meeting proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

By requiring 25% of L-3 shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of L-3 shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the L-3 one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining L-3 shares merely to call for a special meeting. For Delaware companies like L-3 – 10% of shareholders can call a special meeting regardless of the length of ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Allen E. Danzig <Allen.Danzig@L-3com.com>

[LLL: Rule 14a-8 Proposal, October 22, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, rated our company D in executive pay and accounting – $12 million in 2013 Total Realized for Michael Strianese. There were also an excessive pension and perks for Mr. Strianese. Meanwhile shareholders had a 21% potential stock dilution. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

Three directors had 17-years long-tenure which was a negative factor in judging their independence: Alan Washkowitz, Thomas Corcoran, and Robert Millard (our lead director – a position that demands higher independence). Mr. Millard also received our highest negative votes. A weak Lead Director is a good argument for adopting an independent board chairman policy. Directors who had more than 10-years long-tenure controlled the majority of the votes on our 3 most important board committees.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
L-3 Communications Holdings, Inc. (LLL)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

The company proposal, which will not come before the board until sometime in February, is a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered a 2015 special meeting proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

By requiring 25% of L-3 shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of L-3 shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the L-3 one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining L-3 shares merely to call for a special meeting. For Delaware companies like L-3 – 10% of shareholders can call a special meeting regardless of the length of ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Allen E. Danzig <Allen.Danzig@L-3com.com>

[LLL: Rule 14a-8 Proposal, October 22, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, rated our company D in executive pay and accounting – $12 million in 2013 Total Realized for Michael Strianese. There were also an excessive pension and perks for Mr. Strianese. Meanwhile shareholders had a 21% potential stock dilution. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

Three directors had 17-years long-tenure which was a negative factor in judging their independence: Alan Washkowitz, Thomas Corcoran, and Robert Millard (our lead director – a position that demands higher independence). Mr. Millard also received our highest negative votes. A weak Lead Director is a good argument for adopting an independent board chairman policy. Directors who had more than 10-years long-tenure controlled the majority of the votes on our 3 most important board committees.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2711

E-MAIL ADDRESS
akess@stblaw.com

BY E-MAIL

January 12, 2015

Re: L-3 Communications Holdings, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8
Proposal of John Chevedden

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

By letter dated December 23, 2014 (the "No-Action Request"), on behalf of L-3 Communications Holdings, Inc. ("L-3" or the "Company"), I requested confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), L-3 omitted a shareholder proposal and supporting statement (the "Proposal") that it received from Mr. John Chevedden (the "Proponent") from inclusion in the proxy materials to be distributed by L-3 in connection with its 2015 annual meeting of shareholders (the "Proxy Materials"). By letter dated January 8, 2015 (the "January 8 Letter"), the Proponent requested that the Staff deny L-3's request to omit the Proposal from the Proxy Materials.

This letter responds to the January 8 Letter (attached hereto as Exhibit A) and supplements, and should be read in conjunction with, the No-Action Request (attached hereto as Exhibit B, without the exhibits thereto). In accordance with Rule 14a-8(j), a copy of this letter is also being sent simultaneously to the Proponent by email.

The Nominating/Corporate Governance Committee of the Board of Directors of the Company (the "Committee") met on December 3, 2014. At that meeting, the Committee discussed the Proposal submitted by the Proponent and determined that it would recommend to the Board of Directors that the Company should, subject to shareholder approval, adopt an amendment to the Company's Amended and Restated Bylaws (the "Bylaws") to enable holders of a net long position in at least 25% of the outstanding shares of the Company's common stock, as of the date of the delivery of the request, to call a special shareholder meeting, provided such net long position was held for a minimum of one year prior to such delivery date. The Company expects that the Board of Directors will adopt the Committee's recommendation and approve the amendment to the Company's Bylaws at its meeting in February 2015, subject to shareholder approval.

Accordingly, the Company continues to believe that the precedent no-action letters cited in its No-Action Request, many of which contain a net long position threshold of 25% and a one-year holding period, support its position that the Proponent's Proposal directly conflicts with the Company's own proposal to be submitted to shareholders and may be excluded in its entirety from L-3's Proxy Materials pursuant to Rule 14a-8(i)(9).

For the reasons stated above and in the initial No-Action Request, I again respectfully request that the Staff not recommend any enforcement action if L-3 excludes the Proposal from the proxy materials. If the Staff disagrees with L-3's conclusion to omit the Proposal, I again request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If I can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



A. J. Kess

Enclosures

cc: Mr. John Chevedden
Allen E. Danzig, Esq. L-3 Communications Holdings, Inc.

Exhibit A

Letter Received from Mr. John Chevedden, dated January 8, 2015

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
L-3 Communications Holdings, Inc. (LLL)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because it is not clear whether the Board of Directors has authorized any action. Plus no date has been attached to any past or future authorization.

By requiring 25% of L-3 shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of L-3 shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the L-3 one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining L-3 shares merely to call for a special meeting. For Delaware companies like L-3 – 10% of shareholders can call a special meeting regardless of the length of ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Allen E. Danzig <Allen.Danzig@L-3com.com>

Exhibit B

No-Action Request, dated December 23, 2014

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2711

E-MAIL ADDRESS
akess@stblaw.com

VIA OVERNIGHT MAIL AND E-MAIL December 23, 2014

Re: L-3 Communications Holdings, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of L-3 Communications Holdings, Inc. ("L-3" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Shareholder Proposal") submitted by John Chevedden (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2015 Annual Meeting of Shareholders (collectively, the "Proxy Materials"). A copy of the Shareholder Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. We respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against L-3 if L-3 omits the Shareholder Proposal in its entirety from the Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that the Shareholder Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we have:

1. filed this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission;

2. enclosed herewith six (6) paper copies of this letter and its attachments; and

3. simultaneously provided the Proponent with a copy of this submission.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that a stockholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Shareholder Proposal, the Proponent must concurrently furnish a copy of that correspondence to L-3. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company. In accordance with SLB 14D, this letter is also being submitted by e-mail to shareholderproposals@sec.gov.

Background

On October 23, 2014, the Company received the following shareholder proposal from the Proponent:

> "Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting."

The Company's Amended and Restated Bylaws (the "Bylaws") currently authorize the Chairman of the Board of Directors, if there is one, the President or the Chairman of the Board or the President at the request in writing of a majority of the Board of Directors, to call a special meeting. The Company intends to include in the Proxy Materials, and to present at the Company's 2015 annual meeting, a proposal to extend to certain shareholders the right to call a special shareholder meeting. Specifically, the Company intends to include in the Proxy Materials a proposal (the "Company Proposal") to amend the Company's Bylaws to afford shareholders the right to call a special meeting, provided that (a) those shareholders (or a group of holders) have a net long position in at least 25% of the outstanding shares of the Company's common stock at the time of the delivery of the special meeting request, (b) such net long position has been continuously held for at least one year prior to such delivery date and (c) the request complies with specified informational, procedural and other requirements. Upon shareholder approval of the Company Proposal, the Bylaws will be amended and restated to incorporate the amendment.

Basis for Exclusion: Rule 14a-8(i)(9)

The Company respectfully requests the Staff's concurrence that the Company is permitted to exclude the Shareholder Proposal pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

Discussion of Basis for Exclusion

The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it would directly conflict with the Company Proposal to be submitted to shareholders at the same meeting. The Commission has explained that for purposes of Rule 14a-8(i)(9), the shareholder and company proposals need not be "identical in scope or focus for the exclusion to be available." See Release No. 34-40018, at n. 27 (May 21, 1998). In applying Rule 14a-8(i)(9), the Staff has consistently stated that, where submitting both proposals for a shareholder vote would "present alternative and conflicting decisions" that could confuse shareholders and would create "inconsistent and ambiguous results" if both proposals were approved, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See, e.g., United Continental Holdings, Inc. (February 14, 2013).

The Shareholder Proposal requests that the Company take the steps necessary to amend the Company's governing documents to enable holders of 20% of the Company's outstanding common stock to call a special shareholder meeting. As noted, the Company Proposal would amend the Bylaws to enable holders of a net long position in at least 25% of the outstanding shares of the Company's common stock, as of the date of the delivery of the request, to call a special shareholder meeting, provided such net long position was held for a minimum of one year prior to such delivery date. The two proposals both address shareholders' ability to call a special meeting, but in a conflicting manner with regard to the requisite ownership threshold, required period of ownership and method of establishing qualifying levels of ownership.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from that included in a company-sponsored special meeting proposal. In each of these instances, as in the present case, the company seeking relief planned to ask shareholders to approve an amendment to its governing document(s) to permit shareholders to call special meetings.

For example, in United Natural Foods, Inc. (September 10, 2014), the Staff concurred with the exclusion of a shareholder proposal asking the board to implement a 15% ownership threshold for the right to call a special meeting. The company advised the Staff that it intended to submit to stockholders a proposal enabling shareholders with at least 25% of the company's common stock held in a net long position for at least one year to call a special meeting. The company asserted that its proposal and the stockholder's proposal directly conflicted and that as a result, it was appropriate to exclude the stockholder's proposal pursuant to Rule 14a-8(i)(9). The Staff concurred on the basis that the "inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results."

Similarly, in Yahoo! Inc. (March 6, 2014), the Staff permitted the exclusion of a shareholder proposal asking the board to implement a 15% ownership threshold for the right to call a special meeting. In that instance, the company asserted that the shareholder proposal would conflict with the company's own proposal to amend its bylaws to allow holders of at least 25% of the voting power of all outstanding shares of common stock to call a special shareholder meeting.

A number of other recent letters have provided no-action relief under substantially similar circumstances. See, e.g., Aetna Inc. (March 14, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal to amend the articles of incorporation to allow shareholders with at least 25% of the company's outstanding common stock to call a special meeting); Con-way Inc. (Jan. 22, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal for a threshold of a net long position in 25% of the company's outstanding common stock for at least one year); Kansas City Southern (Jan. 22, 2014) (permitting exclusion of a shareholder proposal for a 15% special meeting right because it would conflict with a management proposal to allow shareholders maintaining a net long position in 25% of the company's outstanding common stock for at least one year to call a special meeting); Dover Corp. (Dec. 5, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal for a 25% threshold to call special meetings); AmerisourceBergen Corporation (Nov. 8, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal for 25% of the company's outstanding voting power to call a special meeting); The Walt Disney Company (Nov. 6, 2013) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders who have maintained a net long position of 25% of the company's outstanding common stock for at least one year to call a special meeting). *See also* Western Union Co. (February 14, 2013); Advanced Auto Parts, Inc. (February 8, 2013); American Tower Corp. (January 30, 2013); Baxter International Inc. (January 11, 2013); Norfolk Southern Corporation (January 11, 2013); The Coca-Cola Company (December 21, 2012; *recon. denied* January 16, 2013); Equinix, Inc. (March 27, 2012); Cognizant Technology Solutions Corporation (March 15, 2012); Biogen Idec Inc. (March 13, 2012); Omnicom Group Inc. (February 27, 2012); McDonald's Corporation (February 1, 2012); Flowserve Corporation (January 31, 2012); and Cummins Inc. (January 24, 2012; *recon. denied* February 17, 2012).

As in the above no-action letters, the Company Proposal and the Shareholder Proposal address the identical topic — the ability of the Company's shareholders to call a special meeting — but include different ownership thresholds, length of ownership requirements and methods of establishing qualifying levels of ownership. Accordingly, if both proposals are included in the Company's Proxy Materials, shareholders would be presented with alternative and conflicting proposals that could result in shareholder confusion. Furthermore, if both proposals are approved by shareholders, there would be no way for the Board to implement both proposals or to know which of them should be implemented. These potential issues epitomize the "inconsistent and ambiguous results" that Rule 14a-8(i)(9) seeks to avoid.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that it directly conflicts with the Company Proposal.

If the Staff has any questions regarding this request or requires additional information, please contact Avrohom J. Kess at (212) 455-2711 or akess@stblaw.

Sincerely,



Avrohom J. Kess

Enclosures

cc: Allen E. Danzig, Esq. L-3 Communications Holdings, Inc.

Exhibit A

Copy of the Shareholder Proposal and Accompanying Correspondence

Gottlieb, Dov

Subject: FW: Rule 14a-8 Proposal (LLL)``
Attachments: CCE00024.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, October 23, 2014 02:10 AM Eastern Standard Time
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)``

Mr. Danzig,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more then $1 million in shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Steven M. Post
Corporate Secretary
L-3 Communications Holdings, Inc. (LLL)
600 Third Avenue 34th Fl
New York NY 10016
Phone: 212 697-1111
Fax: 212 805-5477

Dear Mr. Post,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email ***FISMA & OMB MEMORANDUM M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden



Date

FISMA & OMB Memorandum M-07-16

cc: Allen E. Danzig <Allen.Danzig@L-3com.com>

[LLL: Rule 14a-8 Proposal, October 22, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, rated our company D in executive pay and accounting – $12 million in 2013 Total Realized for Michael Strianese. There were also an excessive pension and perks for Mr. Strianese. Meanwhile shareholders had a 21% potential stock dilution. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

Three directors had 17-years long-tenure which was a negative factor in judging their independence: Alan Washkowitz, Thomas Corcoran, and Robert Millard (our lead director – a position that demands higher independence). Mr. Millard also received our highest negative votes. A weak Lead Director is a good argument for adopting an independent board chairman policy. Directors who had more than 10-years long-tenure controlled the majority of the votes on our 3 most important board committees.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Gottlieb, Dov

Subject: FW: L-3 Communications - Stockholder Proposal
Attachments: J. Chevedden 10.28.14.pdf

Importance: High

From: Schwartz, Tama @ CORP - HQ
Sent: Tuesday, October 28, 2014 2:47 PM
To: FISMA & OMB Memorandum M-07-16***
Cc: Danzig, Allen @ CORP - HQ
Subject: L-3 Communications - Stockholder Proposal
Importance: High

On behalf of Allen E. Danzig:

Please see the attached document also sent via overnight FedEx delivery today, Tuesday, October 28, 2014.

Thank you.



Tama A. Schwartz
Executive Legal Assistant to Allen E. Danzig
L-3 Communications
Vice President, Assistant General Counsel and Assistant Secretary
600 3rd Avenue
New York, NY 10016
(p) 212-805-5324
(f) 212-805-5252
tama.schwartz@L-3com.com



L-3 Communications Corporation
600 Third Avenue, 35th Floor
New York, NY 10016
212-805-5456 Fax 212-805-5252

Allen E. Danzig
Vice President
Assistant General Counsel and Assistant Secretary

VIA FEDERAL EXPRESS AND E-MAIL

October 28, 2014

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden:

This letter is in response to a shareholder proposal submitted by you to be included in the 2015 proxy statement for L-3 Communications Holdings, Inc. (the "Company"). The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiency in your submission.

Rule 14a-8(b)(1) of the Exchange Act provides that, among other requirements, a shareholder is eligible to submit a proposal pursuant to Rule 14a-8 if the proponent has "continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder proponent] submit[s] the proposal." In your letter you did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of having at least $2,000 in market value or 1% of the Company's common stock. Our records do not list you as a registered holder of shares of the Company's common stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) of the Exchange Act provides that you may prove your eligibility by submitting either: (1) a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you had continuously held the required amount of the Company's common stock for at least one year or (2) a copy of a filed Schedule 13D,

Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins along with a written statement by you that you continuously held the required number of shares for the one-year period as of the date of the statement.

To the extent that you obtain a proof of ownership letter from the "record" holder of your securities, such letter must verify continuous ownership of the requisite amount of securities for the one-year period preceding and including the date of submission of the shareholder proposal, i.e., October 23, 2014, in order to cure this defect. Please note further that the Division of Corporate Finance of the Securities and Exchange Commission takes the position that, for purposes of Rule 14a-8(b)(2)(i), only securities intermediaries that are participants in The Depository Trust Company ("DTC"), or affiliates of DTC participants, are considered "record" holders of securities that are deposited at DTC. Accordingly, to the extent that shares of the Company held by you are deposited at and held through DTC, the proof of ownership letter that you obtain and provide must be from a DTC participant or an affiliate of a DTC participant in order to satisfy the proof of ownership requirements set forth in Rule 14a-8.

Pursuant to Rule 14a-8(f), you must provide us with sufficient verification of your beneficial ownership of the Company's securities within 14 calendar days of your receipt of this letter. For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act. To transmit your proof of ownership, please reply to my attention at the following fax number: 212-805-5252 or by e-mail to allen.danzig@L-3com.com. To reply by mail, please reply to my attention c/o L-3 Communications Holdings, Inc., 600 Third Avenue, New York, New York 10016. Otherwise, please contact me at (212) 805-5456 should you have any questions. We appreciate your interest in the Company.

Sincerely,



Enclosure
AED: tas

L-3 COMMUNICATIONS HOLDINGS, INC. – RULE 14A-8 SHAREHOLDER PROPOSAL TIMELINE

DATE	ACTION
October 23, 2014	Shareholder proposal received at company's principal executive offices
November 6, 2014 (14 calendar days of receiving the proposal)	Deadline for notifying shareholder in writing of any procedural or eligibility deficiencies
November 20, 2014[1] (No later than 14 days from receipt of notice of deficiency)	Shareholder's response due (postmarked or sent electronically)
November 24, 2014	Deadline to submit shareholder proposals
Not later than January 3, 2015 (80 calendar days before filing DEF 14A)[2]	Filing deadline for no-action request to the SEC to exclude proposal from proxy materials (must simultaneously provide shareholder with a copy of the submission) unless demonstrates "good cause" for missing deadline
February 22, 2015 (no later than 30 calendar days before filing DEF 14A)[2]	Deadline to send statement of opposition to shareholder (except as described in the box below)
Five days after receiving revised proposal	If SEC response to no-action request requires shareholder to make revisions to its proposal or supporting statement, the Company must provide shareholder with statement of opposition no later than five calendar days from receipt of revised shareholder proposal
March 24, 2015[3]	Proposed DEF 14A file date

---

1 Calculated deadline assumes that shareholder receives notification of procedural or eligibility deficiency on November 6, 2014.

2 Assumes filing of definitive proxy statement on March 24, 2015.

3 Assumes filing date comparable to 2014, which was March 24, 2014.

L-3 Special Meeting Proposal Research

2013 Compensation Peer Group		
Company	**Special Meeting Called by Shareholder(s)**	**Percentage Required**
Danaher Corporation	Yes	25%
Eaton Corporation	Yes	10%
General Dynamics Corporation	Yes	One stockholder of record with 10%; one or more stockholders of record with 25%
Harris Corporation	Yes	25%
Honeywell International, Inc.	Yes	Holders having an aggregate "net long position" of 20%
Leidos Holdings, Inc. (formerly SAIC, Inc.)	Yes	One stockholder of record with 10%; one or more stockholders of record with 25%
Lockheed Martin Corporation	Yes	One stockholder of record with 10%; one or more stockholders of record with 25%
Northrop Grumman Corporation	Yes	25%
Parker Hannifin Corporation	Yes	25%
Raytheon Company	Yes	One stockholder or stockholders with aggregate of 25%
Rockwell Collins, Inc.	No	Board only, pursuant to resolution adopted by majority of the whole board
Textron, Inc.	Yes	One stockholder or stockholders with aggregate of 25%

Pages 29 through 34 redacted for the following reasons:
- -
Copyrighted Material Omitted

Gottlieb, Dov

Subject: FW: Shareholder Proposal for Special Meeting

From: Danzig, Allen @ CORP - HQ
Sent: Wednesday, October 29, 2014 2:47 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal for Special Meeting

John,

As discussed yesterday, we would request that you agree to a threshold percentage of 25% which is line with the vast majority of our peers. I'm attaching the data we put together for your review and consideration.

I'll call you later today or tomorrow to discuss.

All the best,

Al

Allen E. Danzig
Vice President
Assistant General Counsel and Assistant Secretary
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016
Direct Line 212.805.5456
allen.danzig@L-3com.com

L-3 Special Meeting Proposal Research

2013 Compensation Peer Group		
Company	**Special Meeting Called by Shareholder(s)**	**Percentage Required**
Danaher Corporation	Yes	25%
Eaton Corporation	Yes	10%
General Dynamics Corporation	Yes	One stockholder of record with 10%; one or more stockholders of record with 25%
Harris Corporation	Yes	25%
Honeywell International, Inc.	Yes	Holders having an aggregate "net long position" of 20%
Leidos Holdings, Inc. (formerly SAIC, Inc.)	Yes	One stockholder of record with 10%; one or more stockholders of record with 25%
Lockheed Martin Corporation	Yes	One stockholder of record with 10%; one or more stockholders of record with 25%
Northrop Grumman Corporation	Yes	25%
Parker Hannifin Corporation	Yes	25%
Raytheon Company	Yes	One stockholder or stockholders with aggregate of 25%
Rockwell Collins, Inc.	No	Board only, pursuant to resolution adopted by majority of the whole board
Textron, Inc.	Yes	One stockholder or stockholders with aggregate of 25%

Gottlieb, Dov

Subject: FW: Special Meeting (LLL)

From: Danzig, Allen @ CORP - HQ
Sent: Tuesday, November 04, 2014 4:26 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Special Meeting (LLL)

John,

As we discussed, attached are the revised bylaws with the special meeting provision. The threshold is set at 25% (versus the 20% in your proposal) which is consistent with our peer group. I know the one-year holding period was important to you so I purposely did not include it in the draft.

I wish I could tell you it was written in plain English but no bylaws are because of their complexity. Please get back to me at your earliest convenience.

All the best,

Al

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, October 30, 2014 10:58 AM
To: Danzig, Allen @ CORP - HQ
Subject: Special Meeting (LLL)

Mr. Danzig,
In regard to a bylaw provision draft, brief plan English text would be the most useful.
Thank you.
Sincerely,
John Chevedden

Gottlieb, Dov

Subject:	FW: Special Meeting (LLL)
Attachments:	L-3 Communications By-Laws DRAFT 11.5.14.pdf
Importance:	High

From: Schwartz, Tama @ CORP - HQ
Sent: Wednesday, November 05, 2014 9:52 AM
To: ISMA & OMB Memorandum M-07-16***
Cc: Danzig, Allen @ CORP - HQ
Subject: Special Meeting (LLL)
Importance: High

On Behalf of Allen E. Danzig:

Attached are the L-3 Communications By-Laws in DRAFT format.


L3

Tama A. Schwartz
Executive Legal Assistant to Allen E. Danzig
L-3 Communications
Vice President, Assistant General Counsel and Assistant Secretary
600 3rd Avenue
New York, NY 10016
(p) 212-805-5324
(f) 212-805-5252
tama.schwartz@L-3com.com

DRAFT

AMENDED AND RESTATED BYLAWS
OF
L-3 COMMUNICATIONS HOLDINGS, INC.
(hereinafter called the "Corporation")
Dated ~~April 30, 2013~~ __________, 2014
Incorporated under the Laws of the State of Delaware

ARTICLE I
OFFICES AND RECORDS

Section 1.1 Delaware Office. Unless otherwise provided by the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), the registered office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II
STOCKHOLDERS

Section 2.1 Annual Meeting. An annual meeting of the stockholders of the Corporation for the election of directors shall be held on such date, and at such place (if any) and time, as may be fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 2.2 Special Meeting. (A) Special meetings of the stockholders of the Corporation (i) may be called ~~only~~ by the Chairman of the Board, if there be one, or the President, ~~and~~ (ii) shall be called by the Chairman of the Board or the President at the request in writing of a majority of the Board of Directors~~. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.~~, and (iii) shall be called by the Secretary upon the written request of one or more Proposing Person(s) (as defined below) who have Net Long Beneficial Ownership (as defined below) of at least twenty-five percent (25%) of the outstanding shares of common stock of the Corporation (the "Requisite Percentage") at the time such special meeting request is validly delivered to the Secretary (the "Delivery Date"), subject to and in compliance with this Section 2.2 and, to the extent applicable to special meetings of stockholders, Section 2.8. Compliance by the Proposing Person(s) with the requirements of this Section 2.2 and related provisions of these Bylaws shall be determined in good faith by the Board of Directors, which such determination shall be binding on the Corporation and its

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stockholders.

The term "Net Long Beneficial Ownership" (and its correlative terms), when used to describe the nature of a Proposing Person's ownership of common stock of the Corporation, shall mean those shares of common stock of the Corporation as to which the Proposing Person in question possesses: (i) the sole power to vote or direct the voting, (ii) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (iii) the sole power to dispose of or direct the disposition of. The number of shares calculated in accordance with clauses (i), (ii) and (iii) shall not include any shares that, directly or indirectly, underlie any "derivative security" (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a "call equivalent position" (as such term is defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by a Proposing Person with respect to any shares of any class or series of shares of the Corporation.

"Proposing Person" shall mean the holder of record of common stock of the Corporation submitting a special meeting request and the beneficial owner of common stock, if any, on whose behalf such request is made; provided, however, that, with respect to the informational requirements of Section 2.2(B), if the record holder of such common stock is making the Special Meeting Request on behalf of the beneficial owner of such common stock, the term "Proposing Person" shall be deemed to refer solely to such beneficial owner.

(B) In order for a special meeting to be called upon stockholder request ("Stockholder Requested Special Meeting"), one or more requests for a special meeting in the form required by this Section 2.2 must be signed by Proposing Person(s) holding the Requisite Percentage and be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. Such request(s) shall: (i) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting; (ii) bear the date of signature of each such Proposing Person signing the request; (iii) set forth (a) the name and address of each Proposing Person signing such request (or on whose behalf the request is signed), (b) the class and the number of shares of common stock of the Corporation which are owned beneficially and of record by such Proposing Person, (c) the class and number of shares of capital stock of the Corporation representing such Proposing Person's Net Long Beneficial Ownership, including a description of all securities or other instruments relating thereto; and (d) a certification that the Proposing Person satisfies the Net Long Beneficial Ownership requirement of these Bylaws; (iv) contain the information required by Section 2.8 of these Bylaws; (v) contain a representation that the Proposing Person intends to hold the shares of common stock of the Corporation described in clause (iii) of this Section 2.2(B) through the date of the Stockholder Requested Special Meeting; and (vi) contain an acknowledgement by such Proposing Person that any reduction in such stockholder's Net Long Beneficial Ownership with respect to which the special meeting request relates following the Delivery Date shall constitute a revocation of such request to the extent of such reduction. Any Proposing Person may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation. If, following any such revocation (or any deemed revocation hereunder) at any time before the date of the Stockholder Requested Special Meeting, the remaining requests are from Proposing Person(s) holding in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, shall cancel the Stockholder Requested Special Meeting.

DRAFT

(C) Notwithstanding the foregoing, the Secretary shall not be required to call a special meeting of stockholders if: (i) the Board of Directors has called or calls an annual or special meeting of stockholders to be held not later than one hundred twenty (120) days after the Delivery Date at which an identical or substantially similar item (a "Similar Item" and, for purposes of this clause (C), the removal of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors) to that included in such request will be presented; or (ii) the special meeting request (a) is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; (b) contains a Similar Item to an item that was presented at any meeting of stockholders held within one year prior to the Delivery Date; (c) relates to an item of business that is not a proper subject for action by the stockholders of the Corporation under applicable law; (d) was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law; or (e) does not comply with the provisions of this Section 2.2 or, to the extent applicable, Section 2.8.

(D) Any special meeting of stockholders, including any Stockholder Requested Special Meeting, shall be held at such date, time and place, if any, as may be fixed by the Board of Directors in accordance with these Bylaws and in compliance with applicable law; provided that a Stockholder Requested Special Meeting shall be held within one hundred twenty (120)] days after the Delivery Date.

(E) Any Proposing Person who delivered a valid special meeting request shall further update and supplement such request, if necessary, so that the information provided or required to be provided in such request shall be true and correct: (i) as of the record date for notice of the Stockholder Requested Special Meeting, and (ii) as of the date that is fifteen (15) days prior to the Stockholder Requested Special Meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for the Stockholder Requested Special Meeting (in the case of the update and supplement required to be made as of the record date), and not later than ten (10) days prior to the date for the Stockholder Requested Special Meeting or, if practical, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the Stockholder Requested Special Meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of fifteen (15) days prior to the Stockholder Requested Special Meeting or any adjournment or postponement thereof).

(F) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to a vote of the stockholders at any Stockholder Requested Special Meeting.

Section 2.3 Place of Meeting. The Board of Directors may designate the place, if any, of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal office of the Corporation.

Section 2.4 Notice of Meeting. Unless otherwise required by law, a notice, stating the place, if any, day and hour of any meeting of stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be prepared and delivered by the Corporation not less than ten days nor more than sixty days before the date of the meeting to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 2.5 Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the outstanding shares of capital stock the Corporation entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, provided that where a separate vote by a class or series (or classes or series) is required, the holders of a majority of the shares of such class or series (or classes or series) shall constitute a quorum for the transaction of such business. The chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place (if any) of adjourned meetings need be given except as required by law. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.6 Voting. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, applicable law or any rules or regulations of any stock exchange applicable to the Corporation or its stock, any question or matter brought before any meeting of stockholders (including the election or directors) shall be decided by a majority of the votes cast with respect to such question or matter; provided, that in the case of the election of directors, if, as of the tenth (10th) day preceding the date the Corporation first transmits its notice of meeting for such meeting to the stockholders of the Corporation, or, at any time thereafter, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of votes cast "for" must exceed the number of votes cast "against." An abstention or broker non-vote will not count as a vote "for" or "against" the matter or question. Such votes may be cast in person or by proxy but no proxy shall be voted on after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 2.7 Inspectors of Elections; Opening and Closing the Polls.

(A) The Board of Directors by resolution may appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act. or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the General Corporation Law of the State of Delaware.

(B) The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.8 Notice of Stockholder Business and Nominations.

(A) Annual Meetings. (1) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation's notice of meeting (or any supplement thereto) delivered pursuant to Section 2.4 of these Bylaws, (b) by or at the direction of the Board of Directors or any committee thereof or (c) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this Bylaw and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board of Directors, such other business must be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the current year's annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred twentieth (120th-) day prior to such current year's annual meeting and not later than the close of business on the later of the ninetieth (90th-) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to ~~Regulation 14A under~~ and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), ~~including~~ and the rules and regulations promulgated thereunder, and (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the

DRAFT

reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner; (ii) the class or series and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement and/or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has or have been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder and or such beneficial owner, with respect to shares of stock securities of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such proposal or nomination, and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.8 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 2.8 and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.8 shall also be considered timely, but only with respect to nominees for any new positions created by such increasethe additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to in compliance with Article II, Section 2.4 of these

Bylaws. ~~Nominations of persons for election to the Board of Directors may be made~~ The proposal by stockholders of any business to be conducted at a special meeting of stockholders ~~at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote on such election at the meeting, who complies with the notice procedures set forth in this Section 2.8 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder delivers a written notice setting forth the information that would be required by paragraph (A)(2) of this Section 2.8 if such nomination were brought by the stockholder before an annual meeting, to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting~~may be made only pursuant to and in compliance with Section 2.2 of these Bylaws.

(C) General. (1) A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to paragraph (A)(2) or paragraph (B) of this Section 2.8) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ~~15~~ fifteen (15) days prior to the meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than ~~5~~ five (5) days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than ~~10~~ ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of ~~15~~ fifteen (15) days prior to the meeting or any adjournment or postponement thereof).

~~(2)~~(2) The Corporation may require any proposed nominee for election to the Board of Directors to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

~~(3)~~(3) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.8 shall be eligible to be elected at ~~an annual or special~~ a meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.8. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.8 ~~and~~ (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(vi) of this Section 2.8) and (b) if any proposed nomination or business is was not made or proposed in compliance with this Section 2.8, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.8, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.8, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(4)(3) For purposes of this Section 2.8, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(5)(4) For purposes of this Bylaw, no adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 2.8, and in order for any notification required to be delivered by a stockholder pursuant to this Section 2.8 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(6)(5) Notwithstanding the foregoing provisions of this Section 2.8, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.8 and in Section 2.2 (as applicable); provided however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.8 (including paragraphs (A)(1)(c) and (B) hereof) and Section 2.2 (as applicable), and compliance with paragraphs (A)(1)(c) and (B) of this Section 2.8 and Section 2.2 (as applicable) shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 2.8 or in Section 2.2 shall apply to the right, if any, of the holders of any series of Preferred Stock (as defined in the Certificate of Incorporation of the Corporation) to elect directors pursuant to any applicable provisions of the Certificate of Incorporation of the Corporation.

ARTICLE III
BOARD OF DIRECTORS

Section 3.1 General Powers. The business and affairs of the Corporation shall be

DRAFT

managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 3.2 Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by Board of Directors. A director of the Corporation shall be elected to hold office until the expiration of the term for which such person is elected and until such person's successor shall be duly elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. Commencing at the annual meeting of stockholders that is scheduled to be held in calendar year 2014 (the "2014 Annual Meeting"), the directors of the Corporation shall be elected annually for terms of one year, except that any director in office at the 2014 Annual Meeting whose term expires at the annual meeting of stockholders scheduled to be held in calendar year 2015 or calendar year 2016, shall continue to hold office until the end of the term for which such director was elected and until such director's successor shall have been elected or qualified, or until such director's earlier death, resignation, retirement, disqualification or removal.

Section 3.3 Regular Meetings. A meeting of the Board of Directors shall be held without other notice than this Bylaw immediately prior to or after, and at the same place (if any) as, each annual meeting of stockholders. If the annual meeting of stockholders is not held at a place, such meeting of the Board of Directors may be held by teleconference or at such place as may be determined by resolution of the Board of Directors, notice of which shall be provided in accordance with Section 3.5 of these Bylaws. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 3.4 Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the President or a majority of the Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 3.5 Notice. Notice of any special meeting shall be given to each director at his business or residence in writing or by telephone or facsimile or electronic communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least three days before such meeting. If by telephone, facsimile or electronic communication, the notice shall be given at least twenty-four hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Section 7.1 of Article VII hereof. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in writing, either before or after such meeting.

DRAFT

Section 3.6 Quorum. A majority of the Board of Directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 3.7 Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any vacancy in the Board of Directors resulting from the death, resignation, retirement, disqualification or removal of any director, or any newly created directorship resulting from an increase in the authorized number of directors, shall be filled exclusively by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. No decrease in the number of authorized directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3.8 Executive and Other Committees. The Board of Directors may, by resolution adopted by a majority of the Board of Directors, designate an Executive Committee to exercise, subject to applicable provisions of law, all or part of the powers of the Board of Directors in the management of the business and affairs of the Corporation when the Board of Directors is not in session, including without limitation the power to declare dividends and to authorize the issuance of the Corporation's capital stock, and may, by resolution similarly adopted, designate one or more other committees. The Executive Committee and each such other committee shall consist of two or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee may, to the extent permitted by law, exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors when required.

A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these Bylaws. The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee.

ARTICLE IV
OFFICERS

DRAFT

Section 4.1 Elected Officers. The elected officers of the Corporation shall be a President, a Secretary, a Treasurer, and such other officers as the Board of Directors from time to time may deem proper, including one or more vice presidents, assistant treasurers and assistant secretaries. In addition, the Board of Directors at any time and from time to time may elect a Chairman of the Board from among its members. A director serving as Chairman of the Board may be, but need not be, an elected officer. All officers chosen by the Board of Directors shall each have such powers and duties as from time to time may be conferred by the Board of Directors.

Section 4.2 Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held immediately prior to or after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting such election shall be held as soon thereafter as convenient. Subject to Section 4.5 of these By-Laws, each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign.

Section 4.3 Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and Directors and all other notices required by law or by these Bylaws, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board or the President, or by the Board of Directors, upon whose request the meeting is called as provided in these Bylaws. The Secretary shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors, the Chairman of the Board or the President. The Secretary shall have the custody of the seal of the Corporation and see that the same is affixed to all instruments requiring it.

Section 4.4 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in the depository or depositaries of the Corporation. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman of the Board, the President and the Board of Directors, whenever requested, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board of Directors shall prescribe.

Section 4.5 Removal. Any officer elected by the Board of Directors may be removed by a majority of the Board of Directors, with or without cause, whenever, in their judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

Section 4.6 Vacancies. A newly created office and a vacancy in any office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors.

ARTICLE V
STOCK CERTIFICATES AND TRANSFERS

Section 5.1 Form. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, if any, or the President or a vice president, and by the Treasurer or an assistant treasurer, or the Secretary or an assistant secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1 Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board of Directors.

Section 6.2 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Certificate of Incorporation.

Section 6.3 Seal. The corporate seal shall be in such form as the Board of Directors shall prescribe.

Section 6.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the General Corporation Law of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors need be specified in any waiver of notice of such meeting.

Section 6.5 Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant, and it shall be the duty of the Board of Directors to cause such audit to be made annually.

Section 6.6 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the President, or the Secretary, unless otherwise specified in said notice. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

Section 6.7 Indemnification and Insurance. (A) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (B) of this Section 6.7 of this Bylaw with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized in the first instance by the Board of Directors of the Corporation.

(B) If a claim under paragraph (A) of this Section 6.7 of this Bylaw is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter (but not before) bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim to the fullest extent permitted by law. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, any committee of the Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, any committee of the Board of Directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(C) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(D) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

(E) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(F) The right to indemnification conferred in this Bylaw on the persons entitled thereto shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, such advancement shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Bylaw or otherwise.

(G) For the avoidance of doubt, claimant's right to indemnification and advancement of expenses provided under this Article VI shall (i) vest at the time that such claimant becomes a director or officer of the Corporation or at the time such claimant becomes a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, at the request of the Corporation and (ii) continue as to the claimant even though he may have ceased to be a director or officer of the Corporation.

(H) Any amendment or modification of these Bylaws affecting a claimant's right to indemnification or the advancement of expenses provided under this Article VI shall not alter the claimant's right to indemnification or the advancement of expenses with respect to such claimant's conduct prior to the amendment or modification, without the express written consent of such claimant.

ARTICLE VII
AMENDMENTS

Section 7.1 Amendments. Except as otherwise provided by the Certificate of Incorporation or applicable law, these Bylaws may be altered, amended, rescinded or repealed in whole or in part, or new Bylaws may be adopted by (i) the affirmative vote of a majority of the Board of Directors or (ii) the holders of a majority in voting power of the outstanding capital stock of the Corporation, provided that, in the case of any such amendment by the stockholders, notice of the proposed change was given in the notice of the meeting of stockholders.

Comparison Details	
Title	pdfDocs compareDocs Comparison Results
Date & Time	11/4/2014 3:17:07 PM
Comparison Time	1.28 seconds
compareDocs version	v3.4.15.4

Sources	
Original Document	[#11001201] [v1] L-3 Communications Holdings, Inc. - A&R Bylaws (original).docDMS Information
Modified Document	[#11001201] [v3] L-3 Communications Holdings, Inc. - A&R Bylaws (draft revisions to special meeting and advance notice).docDMS Information

Comparison Statistics	
Insertions	41
Deletions	17
Changes	17
Moves	4
TOTAL CHANGES	79

Word Rendering Set Markup Options	
Name	Standard
Insertions	
Deletions	
Moves / Moves	
Inserted cells	
Deleted cells	
Merged cells	
Formatting	Color only.
Changed lines	Mark left border.
Comments color	ByAuthorcolor options]
Balloons	False

compareDocs Settings Used	Category	Option Selected
Open Comparison Report after Saving	General	Always
Report Type	Word	Track Changes
Character Level	Word	False
Include Headers / Footers	Word	True
Include Footnotes / Endnotes	Word	True
Include List Numbers	Word	True
Include Tables	Word	True
Include Field Codes	Word	True
Include Moves	Word	True
Show Track Changes Toolbar	Word	True
Show Reviewing Pane	Word	False
Update Automatic Links at Open	Word	False
Summary Report	Word	End
Include Change Detail Report	Word	Separate
Document View	Word	Print
Remove Personal Information	Word	False

Gottlieb, Dov

Subject: FW: Shareholder Proposal for Special Meeting -- Revised Bylaws (LLL)

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 10, 2014 10:03 AM
To: Danzig, Allen @ CORP - HQ
Subject: Shareholder Proposal for Special Meeting -- Revised Bylaws (LLL)

Al,
Please see the word "long."
John

Gottlieb, Dov

Subject: FW: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

From: Danzig, Allen @ CORP - HQ
Sent: Monday, November 10, 2014 05:44 PM Eastern Standard Time
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

Okay but our bylaws do not say anything about holding shares for one year or for any length of time for that matter. We're agreeing with you that there will not be a holding period requirement.

Sent with Good (www.good.com)

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 10, 2014 05:37 PM Eastern Standard Time
To: Danzig, Allen @ CORP - HQ
Subject: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

Al,
This is text from the bylaws of one company in regard to "Net Long Shares."
John

(1)For purposes of determining whether stockholders have held the Requisite Percentage of the outstanding shares of Common Stock for at least one year prior to the Request Date, "Net Long Shares" shall mean those shares of Common Stock as to which the stockholder in question possesses (x) the sole power to vote or direct the voting, (y) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (z) the sole power to dispose of or direct the disposition. The number of shares calculated in accordance with clauses (x), (y) and (z) shall not include any shares (1) sold by such stockholder in any transaction that has not been settled or closed, (2) borrowed by such stockholder for any purposes or purchased by such stockholder pursuant to an agreement to resell or (3) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of Common Stock or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such stockholder's rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares or (B) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such stockholder. Whether shares constitute "Net Long Shares" shall be decided by the Board of Directors in its reasonable determination.

Gottlieb, Dov

Subject: FW: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 11, 2014 02:20 AM Eastern Standard Time
To: Danzig, Allen @ CORP - HQ
Subject: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

Then maybe it should be inserted that there is no holding period requirement.

Gottlieb, Dov

Subject: FW: Rule 14a-8 Proposal (LLL) blb
Attachments: CCE00009.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 11, 2014 05:10 PM Eastern Standard Time
To: Danzig, Allen @ CORP - HQ
Cc: Schwartz, Tama @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL) blb

Mr. Danzig,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



LLL

Post-it® Fax Note 7671	Date 11-11-14	# of pages ▸
To Allen Dantzig	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-805-5252	Fax #	

November 11, 2014

John R. Chevedden
Via facsimile to: OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 60,000 shares of L-3 Communications Holdings Inc. (CUSIP: 502424104, trading symbol: LLL) since July 1, 2013.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W115754-11NOV14

Gottlieb, Dov

Subject: FW: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)
Attachments: L-3 Bylaws Proposed 2.2 and 2.8.pdf

From: Danzig, Allen @ CORP - HQ
Sent: Friday, November 14, 2014 11:24 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

John,

I understand your concern but to put language in the bylaws to the effect you're suggesting is not market and would merely be stating a negative.

Instead, for your convenience, I've circled all of the times that the word "**year**" appears in the revised bylaws so you can see for yourself that there is no holding period requirement. You also have my representation that there is no holding period requirement hidden in the revised bylaws through some form of legalese.

Please let me know if this is now acceptable or if you would like to discuss further.

All the best,

Al

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 11, 2014 2:20 AM
To: Danzig, Allen @ CORP - HQ
Subject: Shareholder Proposal for Special Meeting -- Revised Bylaw Provision (LLL)

Then maybe it should be inserted that there is no holding period requirement.

Proposed amendment

AMENDED AND RESTATED BYLAWS
OF
L-3 COMMUNICATIONS HOLDINGS, INC.
(hereinafter called the "Corporation")
Dated ______________, ____
Incorporated under the Laws of the State of Delaware

ARTICLE II
STOCKHOLDERS

2.2 Special Meetings.

(A) Special meetings of the stockholders of the Corporation (i) may be called by the Chairman of the Board, if there be one, or the President, (ii) shall be called by the Chairman of the Board or the President at the request in writing of a majority of the Board of Directors, and (iii) shall be called by the Secretary upon the written request of one or more Proposing Person(s) (as defined below) who have Net Long Beneficial Ownership (as defined below) of at least twenty-five percent (25%) of the outstanding shares of common stock of the Corporation (the "Requisite Percentage") at the time such special meeting request is validly delivered to the Secretary (the "Delivery Date"), subject to and in compliance with this Section 2.2 and, to the extent applicable to special meetings of stockholders, Section 2.8. Compliance by the Proposing Person(s) with the requirements of this Section 2.2, Section 2.8, to the extent applicable to special meetings of stockholders, and related provisions of these Bylaws shall be determined in good faith by the Board of Directors, which determination shall be binding on the Corporation and its stockholders.

The term "Net Long Beneficial Ownership" (and its correlative terms), when used to describe the nature of a Proposing Person's ownership of common stock of the Corporation, shall mean those shares of common stock of the Corporation as to which the Proposing Person in question possesses: (i) the sole power to vote or direct the voting of, (ii) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (iii) the sole power to dispose of or direct the disposition of. The number of shares calculated in accordance with clauses (i), (ii) and (iii) shall not include any shares that, directly or indirectly, underlie any "derivative security" (as such term is defined in Rule 16a-1(c) under the Exchange Act (as defined below)) that constitutes a "call equivalent position" (as such term is defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by a Proposing Person with respect to any shares of any class or series of shares of the Corporation.

"Proposing Person" shall mean the holder of record of common stock of the Corporation submitting a special meeting request and the beneficial owner of common stock, if any, on whose behalf such request is made; provided, however, that, with respect to the informational requirements of Section 2.2(B), if the record holder of such common stock is making the Special Meeting Request on behalf of the beneficial owner of such common stock, the term "Proposing Person" shall be deemed to refer solely to such beneficial owner.

(B) In order for a special meeting to be called upon stockholder request (a "Stockholder Requested Special Meeting"), one or more requests for a special meeting in the form required by this Section 2.2 must be signed by Proposing Person(s) holding the Requisite Percentage and be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. Such request(s) shall: (i) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting; (ii) bear the date of signature of each such Proposing Person signing the request; (iii) set forth (a) the name and address of each Proposing Person signing such request, (b) the class and the number of shares of common stock of the Corporation which are owned beneficially and of record by such Proposing Person, (c) the class and number of shares of capital stock of the Corporation representing such Proposing Person's Net Long Beneficial Ownership, including a description of all securities or other instruments relating thereto; and (d) a certification that the Proposing Person satisfies the Net Long Beneficial Ownership requirement of these Bylaws; (iv) contain the information required by Section 2.8 of these Bylaws as if incorporated in this Section 2.2; (v) contain a representation that the Proposing Person intends to hold the shares of common stock of the Corporation described in clause (iii) of this Section 2.2(B) through the date of the Stockholder Requested Special Meeting; and (vi) contain an acknowledgement by such Proposing Person that any reduction in such stockholder's Net Long Beneficial Ownership with respect to which the special meeting request relates following the Delivery Date shall constitute a revocation of such request to the extent of such reduction. Any Proposing Person may revoke a request for a Stockholder Requested Special Meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation. If, following any such revocation (or any deemed revocation hereunder), at any time before the date of the Stockholder Requested Special Meeting, the remaining requests are from Proposing Person(s) holding in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, shall cancel the Stockholder Requested Special Meeting.

(C) Notwithstanding the foregoing, the Secretary shall not be required to call a Stockholder Requested Special Meeting if: (i) the Board of Directors has called or calls an annual or special meeting of stockholders to be held not later than one hundred twenty (120) days after the Delivery Date at which an identical or substantially similar item (a "Similar Item" and, for purposes of this clause (C), the removal of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors) to that included in such request will be presented; or (ii) the special meeting request (a) is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; (b) contains a Similar Item to an item that was presented at any meeting of stockholders held within one year prior to the Delivery Date; (c) relates to an item of business that is not a proper subject for action by the stockholders of the Corporation under applicable law; (d) was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law; or (e) does not comply with the provisions of this Section 2.2 or, to the extent applicable, Section 2.8.

(D) Any special meeting of stockholders, including any Stockholder Requested Special Meeting, shall be held at such date, time and place, if any, as may be fixed by the Board of Directors in accordance with these Bylaws and in compliance with applicable law; provided that a Stockholder Requested Special Meeting shall be held within one hundred twenty (120) days after the Delivery Date.

(E) Any Proposing Person who delivered a valid special meeting request shall further update and supplement such request, if necessary, so that the information provided or required to be provided in such request shall be true and correct: (i) as of the record date for notice of the Stockholder Requested Special Meeting, and (ii) as of the date that is fifteen (15) days prior to the Stockholder Requested Special Meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for the Stockholder Requested Special Meeting (in the case of the update and supplement required to be made as of the record date), and not later than ten (10) days prior to the date for the Stockholder Requested Special Meeting or, if practical, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the Stockholder Requested Special Meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of fifteen (15) days prior to the Stockholder Requested Special Meeting or any adjournment or postponement thereof).

(F) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to a vote of the stockholders at any Stockholder Requested Special Meeting.

Section 2.8 Notice of Stockholder Business and Nominations.

(A) Annual Meetings. (1) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation's notice of meeting (or any supplement thereto) delivered pursuant to Section 2.4 of these Bylaws, (b) by or at the direction of the Board of Directors or any committee thereof or (c) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this Bylaw and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board of Directors, such other business must be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the current year's annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred twentieth (120th) day prior to such current year's annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is

required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class or series and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement and/or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has or have been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such proposal or nomination, and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.8 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 2.8 and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.8 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered

to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting in compliance with Article II, Section 2.4 of these Bylaws. The proposal by stockholders of any business to be conducted at a special meeting of stockholders may be made only pursuant to and in compliance with Section 2.2 of these Bylaws.

(C) General. (1) A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to paragraph (A)(2) or paragraph (B) of this Section 2.8) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of fifteen (15) days prior to the meeting or any adjournment or postponement thereof).

(2) The Corporation may require any proposed nominee for election to the Board of Directors to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.8 shall be eligible to be elected at a meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.8. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.8 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(vi) of this Section 2.8) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.8, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.8, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.8, to be considered a qualified representative of the stockholder, a

person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(3) For purposes of this Section 2.8, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(4) For purposes of this Bylaw, no adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 2.8, and in order for any notification required to be delivered by a stockholder pursuant to this Section 2.8 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(5) Notwithstanding the foregoing provisions of this Section 2.8, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.8 and in Section 2.2 (as applicable); provided however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.8 (including paragraphs (A)(1)(c) hereof) and Section 2.2 (as applicable), and compliance with paragraphs (A)(1)(c) of this Section 2.8 and Section 2.2 (as applicable) shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 2.8 or in Section 2.2 shall apply to the right, if any, of the holders of any series of Preferred Stock (as defined in the Certificate of Incorporation of the Corporation) to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.